UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 26, 2018

We hereby inform as a Relevant Information Communication that, today the Board of Directors of Graña y Montero S.A.A. (the "Company") has unanimously adopted, among others, the following resolutions:

1.       Creation of Strategy and Investment Committee and new composition of operational committees of the Board.

1.1.      Create the Strategy and Investment Committee as the new operating committee of the Board.

1.2.      Approve the proposal of the Management in relation to the composition of the operational committees of the Board of Directors, applicable for the financial year 2019, which is attached as an annex to this communication.

2.       Capital Increase of the Company.

2.1.      Determine that the amount of the capital increase to date, after the two rounds of the preemptive rights is S/ 69'380,402.00, considering the nominal value of S/ 1.00 per share indicated by the Company's bylaws.

2.2.      Specify that, as a consequence of the capital increase, contributions for US$ 42’571,814.50 were received, product of the placement value of US$ 0.6136 per share.

2.3.      Specify that, the difference between the amount indicated in item 2.2 (placement value) and item 2.1 (nominal value), will be accounted as a capital premium.

2.4.      Determine that after the two rounds of the preemptive rights, the capital stock amount to the sum of S/ 729,434,192.00, so it is appropriate to amend Article 5 of the Company's bylaws, which is worded as follows:

“Article 5 °. - The capital of the company is S/ 729´434,192.00 (Seven Hundred Twenty-Nine Million Four Hundred Thirty-Four Thousand One Hundred Ninety-Two and 00/100 Soles), represented by 729´434,192.00 (Seven Hundred Twenty-Nine Million Four Hundred Thirty-Four Thousand One Hundred Ninety-Two) shares, of a nominal value of S/ 1.00 each, fully subscribed and paid, all with the right to vote. "

2.5.      Record that after the process of Private Placement of the shares that were not subscribed in the two rounds of the preemptive rights, the Board will determine the new amount of the capital increase taking into account, if applicable, the subscriptions of new common shares that may occur at this stage, for the purpose of eventually determining the final amount of the capital increase and to modify article 5 to what will be its final text.

Relevant information for the Investor:

The rights to subscribe for common shares of Graña y Montero S.A.A., and the common shares issuable upon the exercise of such rights and to be issued in the private placement (if the entire capital increase is not subscribed for by the end of the Second Round), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru.

Such rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights or issued in the private placement may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 26, 2018

Annex